Exhibit 20

FOR IMMEDIATE RELEASE
         contacts:
         Philip G. Paras, V. P., Finance      Bea Slizewski, V.P. Communications
         Seneca Foods Corporation             Agrilink Foods
         1162 Pittsford-Victor Road           90 Linden Oaks
         Pittsford, N.Y.                      Rochester, N.Y.
         (716) 383-4643                       (716) 264-3189

             AGRILINK FOODS COMPLETES SALE OF MIDWEST PRIVATE LABEL
                    CANNED VEGETABLE BUSINESS TO SENECA FOODS

         ROCHESTER, NY, November 18, 1999...Agrilink Foods, a wholly owned subsidiary of Pro-Fac Cooperative (Nasdaq:PFACP) and Seneca Foods Corporation (Nasdaq:SENEA and SENEB) have completed the sale of Agrilink's Midwest private label canned vegetable business to Seneca Foods. Included in this transaction is Agrilink's Arlington, Minnesota facility. In a separate announcement on November 16, Agrilink reported that it has signed a letter of intent with Del Monte
Foods, San Francisco, to acquire Agrilink's Cambria, Wisconsin facility, originally a part of the Seneca transaction. Agrilink will retain its Fond du Lac, Green Bay and Hortonville, Wisconsin facilities. This transaction does not include Agrilink's branded canned vegetables, Veg-All and Freshlike.
Terms of the agreement were not announced.

         Agrilink Foods is a $1.5 billion dollar national food company which processes and markets a variety of product lines of branded, private label and foodservice products in 32 facilities located throughout the United States and in Mexico. Included in Agrilink's portfolio are the Birds Eye, Veg-All, McKenzie, Comstock and Wilderness brands. Pro-Fac Cooperative, an agricultural marketing cooperative which consists of more than 600 member/growers, processes fruits, vegetables and popcorn through its subsidiaries, Agrilink Foods and AgriFrozen.

         Seneca Foods Corporation is primarily a vegetable processing company with manufacturing facilities located throughout the United States. Its products are sold under the Libby's(TM), Aunt Nellie's Farm Kitchen(TM), and Seneca(TM) labels as well as through the private label and industrial markets. In addition, under an alliance with The Pillsbury Company, Seneca produces canned and frozen vegetables, which are sold by Pillsbury under the Green Giant label.

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